November 5, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:
Mr. Jeffrey P. Riedler
Ms. Suzanne Hayes
Ms. Sonia Barros

Re:
ARYx Therapeutics, Inc.
Form S-1 Registration Statement
Registration File No. 333-145813

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the "Filing") to become effective at 1:00 p.m. Eastern Time on November 6, 2007 or as soon thereafter as is practicable.

In connection with this request, the undersigned registrant hereby acknowledges that:

          (i)  should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

         (ii)  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and the accuracy of the disclosure in the Filing; and

        (iii)  the undersigned registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ARYX THERAPEUTICS, INC.

By:	/s/ DAVID NAGLER David Nagler Vice President, Corporate Affairs and Secretary
cc:
Paul Goddard, Ph.D, ARYx Therapeutics, Inc.
John Varian, ARYx Therapeutics, Inc.
James F. Fulton, Jr., Esq., Cooley Godward Kronish LLP
Bruce K. Dallas, Esq., Davis Polk & Wardwell

November 5, 2007

Re:
ARYx Therapeutics, Inc.
Common Stock
Registration Statement on Form S-1 No. 333-145813

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir/Madam:

        In connection with the proposed offering of the above-captioned securities, we, as representatives of the several underwriters, hereby join with the request of ARYx Therapeutics, Inc.("the Company") that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on November 6, 2007, at 1:00 p.m. Eastern Standard Time, or as soon as practicable thereafter.

        The following is supplemental information supplied under Rule 418(a)(7) under the Securities Act of 1933:

  (i)
  Date of preliminary prospectus: October 24, 2007

  (ii)
  Dates of Distribution: October 24, 2007, through the date hereof

  (iii)
  Number of prospective underwriters to whom the preliminary prospectus was furnished: 4

  (iv)
  Number of prospectuses so distributed: 6074

  (v)
  Number of prospectuses distributed to others, including the Company, the Company's counsel and independent accountants, and underwriters' counsel: 650

  (vi)
  We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,
MORGAN STANLEY & CO. INCORPORATED
Acting severally on behalf of themselves and the several Underwriters
By:	/s/ Charles W. Newton IV Name: Charles W. Newton IV Title: Managing Director